SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                           (Amendment No.7)*


                   MAUI LAND & PINEAPPLE COMPANY, INC.
                           (Name of Issuer)

                               COMMON
                    (Title of Class of Securities)

                            577345-10-1
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement: [ ]

A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 577345-10-1
13G


1.   Name of Reporting Person:  DOUGLAS BALDWIN CAMERON
     Social Security Number:  ###-##-####


2.   Check appropriate box if a member of a group*
(a) [X]
     THE J. WALTER CAMERON FAMILY GROUP
(b) [ ]


3.   SEC Use Only


4.   Citizenship:  UNITED STATES OF AMERICA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   Sole voting power:  58,300

6.   Shared voting power: 157,049

7.   Sole dispositive power:  58,300

8.   Shared dispositive power: 157,049


9. Aggregate amount beneficially owned by each reporting person: 215,349
     (The J. Walter Cameron Family Group beneficially owns in the aggregate 673,642 shares)

10. Check box if aggregate amount in 9. above excludes certain shares*: [ ]


11.  Percent of class represented by amount in 9. above: 11.98%
     (The J. Walter Cameron Family Group beneficially owns in the
aggregate      37.5% of the class)

12.  Type of reporting person*:  IN

Item 1(a) Name of Issuer:  MAUI LAND & PINEAPPLE COMPANY, INC.


Item 1(b) Address of Issuer's Principal Executive Offices:
          120 KANE STREET, KAHULUI, MAUI, HAWAII


Item 2(a) Name of Person Filing:  DOUGLAS BALDWIN CAMERON


Item 2(b) Address of Principal Business Office or Residence:
          430A Kaulana St., Kahului, Hi  96732


Item 2(c) Citizenship:  USA


Item 2(d) Title of Class of Securities:  COMMON


Item 2(e) CUSIP Number:  577345-10-1


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                         (a) [ ]   Broker or dealer registered
                    under Section 15 of the Act;
                         (b) [ ]   Bank as defined in Section
                    3(a)(6) of the Act;
                         (c) [ ]   Insurance company as defined
                    in Section 3(a)(19) of this Act;
                         (d) [ ]   Investment company registered
                    under Section 3 of the Investment Company
                    Act;
                         (e) [ ]   Investment adviser registered
                    under Section 203 of the Investment Advisers
                    Act of 1940;
                         (f) [ ]   Employee Benefit Plan, Pension
                    Fund which is subject to the provisions of
                    the Employee Retirement Income Security Act
                    of 1974 or Endowment Fund; see 13d-
                    1(b)(1)(ii)(F);
                         (g) [ ]   Parent holding company, in
                    accordance with 13d-1(b)(ii)(G); (note:  see
                    item 7)
                         (h) [ ]   Group, in accordance with Rule
                    13d-1(b)(1)(ii)(H);


          Inapplicable.

Item 4    Ownership:

          (a)  Amount beneficially owned: 215,349

          (b)  Percent of class: 11.98%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                                                  58,300

                              (ii) Shared power to vote or to
                    direct the vote: 157,049

                              (iii)     Sole power to dispose or
                    to direct the disposition of: 58,300

                              (iv) Shared power to dispose or to
                    direct the disposition of: 157,049

          The foregoing beneficial ownership figures concerning shared dispositive and voting power, and aggregate beneficial ownership, include the full number of shares held by each entity listed in Part B of Exhibit A as to which the undersigned serves as one of multiple trustees, general partners, or directors. Inclusion of such shares in response to Item 4 does not constitute an admission that the undersigned is a beneficial owner of shares held by such entities.

Item 5    Ownership of five percent or less of a class:
Inapplicable.


Item 6 Ownership of more than five percent on behalf of another person: Inapplicable.


Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company: Inapplicable.


Item 8 Identification and classification of members of the group:
          See Exhibit A.

Item 9    Notice of dissolution of group: Inapplicable.

Item 10   Certification:

          Inapplicable.



                                  SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      /S/ DOUGLAS B. CAMERON
          Signature:___________________________________

               MARCH 31ST, 1997
          Date:_____________________________


          Name/Title:  DOUGLAS BALDWIN CAMERON

                            EXHIBIT A

               THE J. WALTER CAMERON FAMILY GROUP

PREAMBLE

     The J. Walter Cameron Family Group (the "Group") consists of Mary C. Sanford, Claire C. Sanford, Jared B. H. Sanford, Richard
H. Cameron, Douglas B. Cameron and Joseph W. Hartley Jr. Part A of this exhibit identifies shares of Maui Land & Pineapple Company, Inc. ("ML&P") owned individually by each member of the Group. Part B identifies ML&P shares owned by entities for which members of the Group serve as trustees, general partners or directors. Such entities are listed because group members holding such positions and/or the Group may, due to such positions, be deemed under Section 13 to share beneficial ownership of shares held by such entities. Inclusion in this exhibit of such entities does not mean or imply that such entities themselves constitute Group members.

The total number of ML&P shares beneficially owned by members of the Group, including shares held by the entities listed in Part
B, is 673,642 shares, or 37.5% of ML&P's outstanding stock.


A.   GROUP MEMBERS (Note A)                       Shares Held

The following individuals hold sole voting and dispositive power with respect to shares listed below, except as indicated in Notes
B and C.


(1)  Mary C. Sanford (including shares          150,341
     held as Trustee of the
     Mary C. Sanford Trust)

(2)  Claire C. Sanford                           42,551
     (daughter of Mary C. Sanford)

(3)  Jared B. H. Sanford                         43,050
     (son of Mary C. Sanford)

(4)  Richard H. Cameron                          55,522
     (son of Colin C. Cameron)                 (Note B)

(a)  Jyl D. S. Cameron                              500
     (wife; not a group member)                (Note C)

(b)  Jyl D. S. Cameron as Custodian                 100
     for Summer Cameron (daughter)             (Note C)

(c)  Richard H. Cameron as Custodian                400
     for Summer Cameron (daughter)

(d)  Richard H. Cameron as Custodian                400
     for Julia Cameron (daughter)

(e)  Richard H. Cameron as Custodian                400
     for Mara Cameron (daughter)

(5)  Douglas B. Cameron                          58,300
     (son of Colin C. Cameron)

(6)  Joseph W. Hartley Jr.                        4,500

B.   RELATED ENTITIES                       Shares Held

The following entities are record holders of the shares listed below.

(7)  J. Walter Cameron Trust                     20,360
          Trustees are Mary C. Sanford (2),
          Claire C. Sanford (3),
          Richard H. Cameron (5),
          Margaret A. C. Alvidrez (Note A)
          and Hawaiian Trust Co., Ltd.
          Trust beneficiaries are Mary C. Sanford (1),
          Richard H. Cameron (4), Douglas B. Cameron (5),
          Margaret A. C. Alvidrez (Note A)
          and Frances C. Ort (Note A).


(8)  Colin C. Cameron Trust                      51,110
          Trustees are Richard H. Cameron (4),
          Douglas B. Cameron (5),
          Francis C. Ort (Note A),
          Margaret A. C. Alvidrez (Note A),
          and Hawaiian Trust Co., Ltd.
          Trust beneficiaries are
          Richard H. Cameron, Douglas B. Cameron,
          Margaret A. C. Alvidrez, Frances C. Ort
          and Pamela A. Cameron (widow of
           Colin C. Cameron).

(9)  Cameron Family Partnership,                 99,776
          a limited partnership of which
          Mary C. Sanford (1),
          Claire C. Sanford (2),
          Richard H. Cameron (4),
          and Frances C. Ort (Note A)
          are the general partners.

(10) Alan G. Sanford Trust                       39,029
          Trustee is Mary C. Sanford (1).
          Beneficiaries are
          Claire C. Sanford (2), and
          Jared B. H. Sanford (3).

(71) Maui Publishing Company, Ltd.              105,939
          Mary C. Sanford (1),
          Claire C. Sanford (2),
          Jared B. Sanford (3),
          Richard H. Cameron (4),
          Douglas B. Cameron (5),
          Frances C. Ort (Note A) and
          Margaret A. C. Alvidrez (Note A)
          serve on the 10-member board of
          directors of Maui Publishing Company, Ltd.
          Mary C. Sanford is the chairman and president, and Richard H. Cameron is the publisher and vice president, of that company. Members of The Cameron Family Group are controlling shareholders of Maui Publishing
          Company, Ltd.

NOTES:

A. In 1995, Margaret A. C. Alvidrez and Frances C. Ort (daughters of Colin C. Cameron) each filed Schedule 13G with the Securities and Exchange Commission, which stated that they are no longer members of the Group. Accordingly, this exhibit does not include shares held by those individuals.

B. The amount listed for Richard H. Cameron includes 1,364 shares allocated as of December 31, 1995 to his account in the Maui Land & Pineapple Company, Inc. Employee Stock Ownership Plan (the "ESOP"), which holds 139,341 shares of ML&P's common stock. Mr. Cameron holds shared voting power with respect to shares allocated to his ESOP account. The ESOP administrative committee holds dispositive power with respect to shares held by the ESOP.

C. Richard H. Cameron may be deemed to share voting and dispositive power with respect to the shares held by Jyl D. S. Cameron.